================================================================================
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                SCHEDULE 14D-9/A

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  ENDESA, S.A.
                            (Name of Subject Company)

                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)

                                ----------------
                 Ordinary shares, nominal value (euro)1.20 each

                American Depositary Shares, each representing the
                       right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 With a Copy to:
     Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

          |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

--------------------------------------------------------------------------------
================================================================================

                           IMPORTANT LEGAL INFORMATION


This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are "forward-looking statements". Forward-looking statements regarding Endesa's anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

o Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

o Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

o Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

o Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

o Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

--------------------------------------------------------------------------------

Further  information  about the reasons why actual results and  developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2004.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.



--------------------------------------------------------------------------------

Item 9. Exhibits.

        Item 9 is hereby amended and supplemented by adding the following:

(a)(2)(xxxviii)Ruling of the Madrid Mercantile Court n(0) 3 on Endesa's motion for interim measures

--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ENDESA, S.A.


Dated: March 22, 2006                        By: /s/ Alvaro Perez de Lema
                                                 -------------------------------
                                                 Title: Manager of North America
                                                 Investor Relations

The following is a complete translation of the Ruling of the Madrid Mercantile Court n(0) 3 on Endesa's motion for interim measures


     COMMERCIAL COURT NUMBER 3 OF MADRID
     GRAN VIA 52

     ORDINARY PROCEEDING 523/05
     SPECIAL PART REGARDING INTERIM EQUITABLE RELIEF


                                     RULING

     Madrid, March twenty-first, two thousand six

                                      FACTS

     FIRST.- The Procurator, Mr. Guerrero Tramoyeres, acting for and on behalf
     ------
     of ENDESA, S.A., formulated a petition for ordinary proceedings against GAS

     NATURAL SDG, S.A. and against IBERDROLA, S.A. based on Article 81 of the

     Treaty on European Union, seeking nullification of the agreement said to have been reached by the two respondent companies on a date that is not specified but that was prior to the 5th of September, 2005, and of the instruments used to execute said agreement, in particular the contract signed by the two respondents on September 5, 2005 and the public tender offer (PTO) for Endesa, formulated by Gas Natural SDG, S.A. and submitted to the Spanish National Securities Market Commission [CNMV] on the same date, September 5, 2005. The complaint indicates that the amount is undetermined, because no petition for indemnification has been filed, but only the declaration of nullification of the agreement. By means of a secondary petition, supported on the facts and grounds set forth in the brief of complaint, a request was formulated for adoption of interim equitable relief consisting of: a) suspension of the processing of the PTO for the shares of ENDESA and, consequently, suspension of all actions relative to or related to the aforementioned PTO, especially the acquisition of shares of ENDESA by GAS NATURAL; and b) suspension of performance of the September 5, 2005 contract signed by GAS NATURAL and

     IBERDROLA. Plaintiff offers to constitute a guarantee in the amount specified, proposing one million euros or the amount prudently established by the Court, in the form of a bank guarantee.


     SECOND. - The complaint having been accepted for processing by Ruling dated
     -------
     December 21, 2005, it was agreed that the interim equitable relief would be handled as a Special Part, for which purpose the parties were summoned to a hearing. The hearing having been held on March seventh, 2006, all appeared in the proper manner, Plaintiff confirming its petition and the respondents asserting their objections, in relation to the appropriateness of adopting the interim equitable relief requested by Plaintiff, the existence of the legal requirements for fumus boni juris, appearance of danger from delay of the proceeding and sufficiency of guarantee, and, specifically:


          1. The representation of GAS NATURAL, in addition to confirming that which it put forth in the plea as to the jurisdiction of the Court with respect to the lack of [subject matter] and territorial jurisdiction, objected to the interim equitable relief because it believes, in short, that it was not possible to determine the element of fumus boni juris, since there was no "comprehensive" prior agreement whatever between the respondents, and that there were just mere indications thereof, and that the agreement to sell assets reached on September 5, 2005, within the framework of the plan for divestment of electricity and gas assets that Gas Natural SDG intended to submit to the Spanish authorities with respect to the Public Tender

          Offer for shares of Endesa was legal and valid, with Plaintiff trying to convert a structural operation to a question of conduct, submitting the preparatory acts step [sic] necessary for submission of the PTO and for the signing of the agreements between

          GAS NATURAL/IBERDROLA as collusive agreements, also asserting that the application of Article 81 of TEC was incompatible with merger transactions, which was what was happening in this case. He concluded by alleging the absence of periculum in mora, due to non-existence of a risk of grave and irremediable harm in view of the successive administrative authorities that would review the transaction and that both the PTO and the Agreement for Sale of Assets are conditioned on their acceptance by the shareholders of Endesa, and that the respondents do not have authority to implement the requested interim equitable relief, offering a bond for costs, in accordance with the provisions of Article 64.2 of the Civil Procedure Act, of one million euros.


          2. IBERDROLA alleged, in short, the absence of the requirements for adoption of the interim equitable relief along lines similar to those argued by the other co-respondent, insisting that there is no periculum in mora in view of the disallowance of ENDESA's petitions in the Court of First Instance of the European Communities on February 1,

          2006 in the matter [of] "ENDESA vs. the European Commission," brought by Plaintiff via a complaint against the decision of this Body rejecting, in favor of the competent Spanish authorities, the

          "Community-wide dimension" of the transaction involving a merger that the aforementioned PTO entails, applying (EC) Regulation 139/2004,

          dated January 20, regarding Mergers, and the rejection of its claims in the Administrative Law Division of the Supreme Court

          in ENDESA's administrative appeal of the Council of Ministers'

          Decision dated February 3, 2006 authorizing, with conditions, the aforementioned PTO, [and] concluding with the allegation of insufficiency of the guarantee offered by Endesa for adoption of the interim equitable relief.


     THIRD.- After the allegations, the parties offered evidence, submitting
     ------
     that which was accepted, which consisted only of documentary evidence, with the result that is on record in the proceedings; and issuance of the respective ruling was in order.

                                  LEGAL GROUNDS

     FIRST. Fumus boni juris. In accordance with the provisions of Article 728
     ------
     of the Civil Procedure Act (LEC, Spanish acronym), it is necessary to analyze, first, whether the essential circumstance of fumus boni juris exists in this case. In this initial phase of the proceeding, of any ordinary declaratory judgment action, it is not possible to rule on the merits or lack of merit of the actions taken, since the proceedings for their analysis have not been carried out, and, in particular, there is no probatory activity whatever; and, in fact, aside from the evidence, all the factors within the framework of the legal action have not yet been established. The assessment which is possible at this phase of the proceeding, and that must be made with a view to ruling on the interim equitable relief, is in no way probabilistic, in the respect of whether the total or partial consideration of the complaint, or its disallowance, seems more reasonable; but only possibilistic, that is, whether, in the event that
     the facts described by Plaintiff correspond to the actual situation, and the right alleged is apparently and, at first sight, correct, what could be derived from all that is an affirmative judgment at the proper time.

     Consequently, it is rather a question of rejecting the cases with a high probability of total disallowance of the complaint.


     It is appropriate, in this respect, to stress that the action is based on the possible application to the case of Article 81 of the Treaty on

     European Union, and that raises, at least, two different debatable factors.

     On the one hand, if, as Plaintiff maintains, there was previously an agreement between the respondents, of vague content and culminating on an unknown date, of which the PTO and the September 5, 2005 contract would be mere instruments of execution, so that the PTO and contract were both previously agreed to by the respondents, forming part of that agreement with the objective, or the consequence, of removing ENDESA, S.A. from the market; or whether that previous agreement did not exist, which is the respondents' position, but rather the PTO was decided upon exclusively by

     GAS NATURAL SDG, S.A. and, after having made that decision individually and, consequently, without agreement, it reached agreement with IBERDROLA,

     S.A., on the September 5, 2005 contract to better implement that previous personal decision. According to whether what really happened was the former scenario or the latter, the sequence of actions in the provisions of

     Article 81 of the Treaty on European Union could be includable, or not,

     whatever the position taken with respect to the true dimension and meaning of the Treaty in general and Article 81 in particular.


     Moreover, the respondents discuss the true meaning of Article 81 of the

     Treaty on European Union, which is on [sic] the basis of this proceeding and, more specifically, whether this precept refers exclusively to the circumstances of
     transactions which, because of their supranational dimension, produce relevant effects at the same time in several states of the European Union,

     and with sufficient significance to affect that intended "commerce among the member States" that would, supposedly, be the interest legally protected by the treaty; or whether it is sufficient that those relevant effects are projected on the domestic market of any of the States considered in isolation. In a first assessment, it seems reasonable to deem that, if one advocates the advisability of the "common market" to which the initial declaration of Article 81 of the Treaty on European Union refers,

     it is difficult to advocate that condition of "common" in an alleged situation consisting, at the same time, of a different domestic market for each Member state, which would thus be [the] "domestic" or "particular"

     market of the residents of that State, but not "common," plus another,

     supranational, referring just to the cases in which several member States are simultaneously affected. On the contrary, it is more reasonable to understand that any action that could affect, with a certain degree of relevance, the market of any State, affects that sole, protected "common market," so that it is sufficient for the act in question to be capable of causing or constituting any of the destructive practices that the article in question tries to prevent, for Article 81 of the Treaty on European

     Union to be fully applicable.


     The two respondents maintain that Article 81 of the Treaty on European

     Union is not applicable to the case, because it deals with a merger process, and these types of transactions are excluded from the scope of application of that precept which protects competition. Certainly, Article

     81 of the Treaty on European Union is not applicable to merger processes,

     it being possible to maintain that both possibilities, collusion and merger, constitute different, mutually exclusive categories, so that if, in fact, it is a question of a merger transaction and all the actions taken by the parties correspond typically to a merger, the aforementioned Article 81 of the Treaty on European Union would not be applicable, nor would it be within the purview of this Court to rule on the matter. Now, then, this inapplicability of the provisions of Article 81 of the Treaty on European Union can be maintained only on the basis of the respondents' assertion of the non-existence of a prior pact or agreement between GAS NATURAL SDG, S.A. and IBERDROLA, S.A., since it is clear that,

     the September 5, 2005 agreement between the respondents not being denied,

     it can respond to just two situations: it is either an instrument for execution of the collusive agreement or it is a legal transaction,

     complementary [to] but independent of the PTO unilaterally decided upon by

     GAS TANURAL [sic] SDG, S.A.; and this is the crux of the lawsuit, on which,

     at this time, it is not possible to rule, as we have said. In short,

     arguing that it is a matter of one or two merger transactions is equivalent

     [to] or the same as denying the existence of the collusive agreement maintained by Plaintiff.


     The magnitude of the transaction and the financial resources whose mobilization is required, its own internal complexity, and the specific natures of the gas and electricity markets, with their special geographic features, as well as the specification of the plants and business units that are objects of the agreed-upon future transfer or distribution between the respondents, seem to support, from the brief objective analysis that can be carried out in this phase, the existence of that prior agreement,

     since it does not seem reasonable that GAS NATURAL SDG, S.A. would undertake a transaction of such breadth without having the functional, but also financial, destiny of those plants or business units less closely related to its principal lines of business assured as a way to reduce the final amount of the monetary effort involved; in other words, without having first anticipated and ensured the full cooperation, as participant or cooperator (1) with respect to the result, of IBERDROLA, S.A. Thus, the hypothesis of the prior agreement seems reasonable



----------------------
(1) Translator's note: There appears to be a typographical error for "cooperator" in this sentence.

     and this leads to the applicability of Article 81 of the Treaty on European

     Union and to the competence of this jurisdiction; however, it bears repeating once again, it results from the just initiated process.


     The question having been analyzed from this perspective, we conclude with a favorable view with respect to that fumus boni juris, in the sense, already noted, that it seems merely possible that the complaint will be successful,

     inasmuch as the facts set forth could, in fact constitute a violation of

     Article 81 of the Treaty on European Union, resulting in nullification of the agreements and actions resulting from them, postulating, in short, that declaration of nullity, which would be in order if the assumption were confirmed; and the basic legal allegation does not seem to lack foundation,

     since what is sought is a judicial declaration based on a rule contained in the Treaty on European Union.


     SECOND. Fumus periculum in mora. The following requirement of article 728
     -------
     of the Civil Procedure Law (LEC), previously cited, makes reference to a risk deriving from procedural delay while this proceeding is before the court. Such delay would be of a magnitude sufficient to impede or hinder the effectiveness of the judicial relief that could be derived from a possible affirmative judgment pursuant to the fundamental claims of this case.

     With regard to the probable duration [of such a delay], it must be stated

     that, due to the intrinsic complexity of this first-instance proceeding and the parties' radically conflicting positions, the delay will likely be lengthy. Note, for example, that although the petition for the principal proceeding was filed in December of the previous year, it has yet to be answered by the respondents, because of the plea as to the jurisdiction of the Court that is [presently] under consideration.


     With regard to the substance of the case, Plaintiff's claims refer to the statement that the pact or agreement between GAS NATURAL SDG, S.A. and

     IBERDROLA, S.A. is contrary to law and therefore null and void, as are both instruments which it is said the agreement gave rise to, for its performance: GAS NATURAL's PTO for all the shares of ENDESA and the

     September 5, 2005 contract between the respondents, and that both instruments of implementation, the PTO and the contract, should be declared null and void.


     Concerning the PTO, it is clear that an affirmative judgment pursuant to

     Plaintiff's claims would be utterly irrelevant had such a transaction already ended, because the share transfers that could result therefrom are irrevocable, both legally and materially. They are irrevocable legally as a result of organized securities market regulations (article 9 of the

     Securities Market Law [Ley del Mercado de Valores] and art. 11, covering payment systems and sale of securities), while they are materially irrevocable because of the enormous number and scattered locations of the people affected. The agreement between the respondents is subordinate to the PTO, because the goal of the agreement is to make Plaintiff disappear,

     or to have the same practical outcome. Naturally, this is a mere assessment of the possibility that, [by] not adopting the interim equitable relief,

     the aforementioned result could take place.

     The consequences of this action would be irreparable or [make it]

     impossible to go back to the previous condition, because it tends toward irreversible situations.


     With such a possibilistic analysis, interim equitable relief does not seem capable of causing such irreversible results for the respondents. Of course, if the complaint were ultimately dismissed, a clear delay would ensue, and this would probably give rise to damages stemming from the securities markets as well as other causes. However, all these damages can be fully recovered after they are duly assessed financially, without otherwise suffering any consequences of the unfeasibility of the projected transactions.


     The conclusion with regard to this legal requirement for adopting the interim equitable relief is that, effectively, there exists in this case the periculum in mora discussed in art. 728 LEC.


     THIRD. Evaluating the [interim equitable relief] measures. Pursuant to the
     ------
     regulations of art. 726 LEC, the existence of other measures that would achieve the same end but be less burdensome or harmful to the respondents than those offered by Plaintiff must be considered. Given the specific purpose of the principal claim, there does not appear to be another type of measure that would be as effective as the [type of] judicial relief sought here. As previously indicated, this judicial relief would be thwarted if the PTO and contract are not stayed while the decision is being rendered.

     It is not a matter of measures that are less burdensome, but that it is not understood what other measure, independent of its potential consequences, would be able to guarantee the result being sought.


     It must be remembered that the exclusive goal of the interim equitable relief is to bring about the judicial relief that could be granted in a possible affirmative judgment, so that it cannot be prevented or hindered by events that occur during the trial. Therefore, such events must be prevented from taking place until the proceeding is decided.


     FOURTH. Guarantee. Pursuant to the foregoing, all of the legal requirements
     -------
     leading to the decision to grant the interim equitable relief sought by

     Plaintiff are hereby met. Now then, the adoption of the relief and its probable dissemination, and--even more [important]--its duration, may have negative consequences in the form of damages for the respondents, that they would not be legally obligated to bear if the complaint against them were ultimately dismissed. In this sense, we cannot accept Plaintiff's argument that the interim equitable relief--especially the stay of the PTO--would be harmless because if the complaint is dismissed, [the respondents] would be in the same position as in the beginning. This is because the markets are essentially changeable, and although it is not possible at this time to specify how these changes may occur, we must take into account that the simple passage of time, together with today's omnipresent media activity,

     will produce the necessary results. Business activity is dynamic, and neither the businesses involved in this case--nor the economic environment,

     the financial sector or even the political sector--will be paralyzed while the complaint is being heard [in court].

     From a procedural point of view, the fundamental significance of the dispute is indefinable or incalculable. However, we cannot lose sight of the quantitative financial underpinnings of the transactions being contemplated here, given that it is public knowledge that GAS NATURAL's PTO for ENDESA's shares amounts to some twenty billion euros. ENDESA offered to constitute a guarantee in the amount of one million euros, which counsel for GAS NATURAL and for IBERDROLA consider insufficient. Although GAS

     NATURAL does not propose a concrete amount, it suggests that the damages could be equal in amount to that of the PTO. It is reasonable to propose that the damages that could arise from adopting and following the measures for interim equitable relief, which must be unequivocally guaranteed beforehand, should be proportional to the amount of the PTO; thus, it is considered appropriate, for purposes of the guarantee, to set them at five percent of the aforementioned amount, that is, in the amount of ONE BILLION

     EUROS. Therefore, pursuant to the provisions of art. 735.2 of the LEC, it is appropriate to make the interim equitable relief conditional on ENDESA,

     S.A.'s constituting a guarantee within ten days, through a bank guarantee payable on first demand, unconditional and for an indefinite period,

     [payable] to this Court. This bond will be in effect for the duration of the interim equitable relief, in the indicated amount of one billion euros.

     The interim equitable relief will become null and void if the guarantee is not furnished in the form, amount and term indicated.


     FIFTH. Communication with Administrative Agencies. By analogy with the
     ------
     foregoing with regard to the decisions,

     Article 15.2 of Regulation (EC) 1/2003 of the Council, the only Additional

     Provision of Law 16/1989 for Protection of Competition, and article 8.2 of the Royal Decree of December 10, 2004, require that a copy of this decision be submitted to the Commission for the Protection of Competition [Servicio

     de Defensa de la Competencia] at the time the parties are notified.


     Similarly, by including the stay of the PTO, and of course because the interim equitable relief is linked to corporations of great importance and presence on Spain's securities exchanges, the publicity surrounding this decision could affect the normal functioning of the markets. [However,]

     transparency of the securities exchanges, correct pricing of securities and protection of investors, and oversight and inspection thereof are the duties of the National Securities Market Commission [Comision Nacional del

     Mercado de Valores]. Therefore, as much information as necessary should be disseminated to guarantee that these ends will be achieved, pursuant to the provisions of article 13 of the Securities Market Law 24/1998, of July 28.

     The National Securities Market Commission must be notified immediately of this decision in the event that it deems it necessary to take action in that regard, without precluding communication of the stay of GAS NATURAL's

     PTO through an official notice, assuming that ENDESA will constitute the guarantee set in this Ruling in the coming days.


     SIXTH. The exceptional circumstances presented by this case, which is
     ------
     certainly novel and a topic of debate, together with the attitude and position of the parties concerning the
     interim equitable relief, have led [this Court] not to issue an express decision with regard to the costs of the incident.


                                     HOLDING

     With regard to the petition for interim equitable relief by the representation of ENDESA against GAS NATURAL SDG, S.A. and IBERDROLA, S.A.,

     I order suspension of and I declare suspended:


     a)   Processing of the PTO formulated by GAS NATURAL SDG, S.A. on 5

     September 2005 for the shares of ENDESA and, consequently, execution of all the actions relative to or related to the aforementioned PTO, especially the acquisition of shares of ENDESA by GAS NATURAL.


     b)   Performance of the September 5, 2005 contract signed by GAS NATURAL and IBERDROLA.


     For the effective exercise of the foregoing interim equitable relief,

     Plaintiff shall first constitute a guarantee in the amount of ONE BILLION

     EUROS to address possible damages resulting from the adoption and maintenance of the interim equitable relief, by means of a joint and several bank guarantee in favor of this Court, unconditional, of indefinite duration, payable on first demand, to be delivered within TEN DAYS.


     No special ruling is issued regarding costs.

     Let the parties be notified of this ruling and advised that an appeal may be filed with the High Provincial Court of Madrid, prepared in writing and submitted to this Court within the five days following notification, and that it will be accepted without suspensive effect.


     Let the Service for the Commission for Protection of Competition and the

     Spanish National Securities Market Commission be fully and immediately advised of this ruling, at the same time the parties are notified,

     informing them that the interim equitable relief will be effective only when the guarantee has been constituted and accepted by means of a new ruling to be issued by this Court, of which they will also be notified.


     So ruled and signed the Hon. MRS. MIRIAM IGLESIAS GARCIA, Judge of

     Commercial Court No. 3 of Madrid. I certify. Signed: Miriam Iglesias

     Garcia. Concepcion Lopez de Hontanar. - Sealed.

                    [handwritten:] copy

                    [illegible stamp]